August 8, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549	Orrick, Herrington & Sutcliffe LLP 51 West 52nd St. New York, NY 10019 +1 (212) 506-5000 orrick.com Mark Mushkin E mmushkin@orrick.com D +1 (212) 506-3507
Attn:	Eric Envall

Christian Windsor

Mengyao Lu

Robert Klein

Re:	Neptune Insurance Holdings Inc. Draft Registration Statement on Form S-1 Submitted July 2, 2025 CIK No. 0002067129

Ladies and Gentlemen:

On behalf of our client, Neptune Insurance Holdings Inc., a Delaware corporation (“Neptune,” or the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Draft Registration Statement on Form S-1 that was initially submitted to the Commission on July 2, 2025 (the “Draft Registration Statement”), contained in the Staff’s letter dated July 29, 2025 (the “Comment Letter”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Draft Registration Statement to update other disclosures and include the Company’s interim financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Draft Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted July 2, 2025

Company Overview, page 1

1.	We note your disclosure that your business is highly profitable, including on page 1 and 2 of the Summary. We also note that on page F-3 of your audited financial statements indicates that your total liabilities exceed your total assets in each of your last two fiscal years, leading to a substantial stockholders deficit. Please balance your discussion to clarify that your recent history of profitability has not yet resulted in a positive book value per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 2 and 95 of the Amended Draft Registration Statement as requested.

August 8, 2025

Prospectus Summary, page 1

2.	The disclosure in the prospectus summary should be a balanced presentation of your business. Please revise to balance the description of your competitive strength with disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths and growth strategy with a discussion of the rapidly changing AI, cybersecurity, and federal disaster recovery regulatory structure and the inherent pricing headwinds when competing against the NFIP. The balancing discussion should be equally prominent in terms of presentation and level of detail.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 16, 108-109 and 112 of the Amended Draft Registration Statement as requested.

Regarding the specific challenges that could harm the Company’s business or inhibit its strategy plans, the Company respectfully advises the Staff that it does not believe that the rapidly changing AI, cybersecurity or federal disaster recovery regulatory structure are likely to have a material impact on the Company’s business or growth opportunities, given that (1) the Company’s Triton and Poseidon platforms constitute “machine learning models” that use AI-driven, complex algorithms to analyze data inputs provided by the Company, predominantly using proprietary data derived from the Company’s business operations, and are distinct from, and do not operate on the basis of, the “large language models” that are currently commonly associated with “AI” and which the Company believes are more likely to face regulatory scrutiny than the type of “machine learning” algorithms utilized by the Company, (2) the personally identifiable information collected and stored by the Company with respect to policyholders is limited and basic and does not include payment information, credit status, social security numbers or dates of birth, which the Company believes limits its exposure to changes in the cybersecurity regulatory structure, and (3) while regulatory changes at the federal level, including those affecting floodplain mapping and risk assessment standards, could create uncertainty for private flood insurers, the Company believes it is possible that changes in federal disaster recovery regulation, particularly if viewed as unfavorable by homeowners, could increase interest in private flood insurance policies due to uncertainties around the availability of, or access to, federal disaster recovery programs.

Further, the Company respectfully advises the Staff that, to the extent the foregoing matters, if they occur, represent risks to its business and results of operations, the Company has identified such risks in the “Risk Factors” section of the Amended Draft Registration Statement.

Our Unique, Data-Driven Approach, page 3

3.	We note that you state that Triton and Poseidon are powered by your “vast proprietary datasets.” We also note that you state that one of the key barriers to entry in the flood insurance market is that the NFIP has a proprietary database of claims data, which places private insurance carriers at a disadvantage in pricing risks. Please clarify whether the datasets that underly Triton and Poseidon contain a material amount of data derived from transactions, applications or losses from outside your own operational history. To the extent that you continue to lack access to historical loss data from the NFIP, please clarify how you are able to accurately evaluate the risks to properties covered by the NFIP were you offer excess coverage.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 4, 13-14, 96 and 106 of the Amended Draft Registration Statement as requested.

The Company further respectfully advises the Staff that the datasets analyzed by its Triton and Poseidon models do not contain any material amount of data derived from transactions, applications or losses from outside the Company’s own operational history. In addition, the Company does not rely on historical loss data from the NFIP in the datasets provided to Triton or Poseidon for analysis. As a result, lack of access to historical loss data from the NFIP would not have any material impact on the operation of the Company’s Triton or Poseidon platforms or its ability to evaluate risks to properties covered, or that wish to be covered, by flood insurance policies sold by Neptune.

August 8, 2025

4.	We note your disclosure on page 4, 7, 85, and 88 that compares your loss experience to that of the NFIP during the four largest flooding events that occurred since Neptune was founded. Please tell us, with a view towards enhance disclosure, the total number of properties covered by Neptune issued policies during those events, including particularly the flooding in Florida, North Carolina and Tennessee during Hurricane Helene.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 4, 7, 96 and 99 of the Amended Draft Registration Statement as requested.

Underwriting, page 7

5.	We note your disclosures that you do not retain any balance sheet risk or claims handling responsibilities while your capacity providers do. Since your capacity providers appear to bear the risks of loss in your business model, please revise the bar chart on page 7 to include disclosure that aggregates the written loss ratios for your capacity providers over this same period.

In addition, please provide more detailed disclosure about how these relationships are contractual structured. Describe what your capacity providers are receiving in exchange for owning the higher percentage of risks and why written loss ratio is one of your key metrics when you do not bear the risks or claims responsibilities of your product.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 8-9 and 100-101 of the Amended Draft Registration Statement as requested.

The Company further advises the Staff that, as the Company does not take any balance sheet insurance risk, the “written loss ratios” described in the Amended Draft Registration Statement represent those experienced by the Company’s capacity providers on the insurance policies sold by the Company. In this context, the “written loss ratios” refers to, for any noted flood event, the incurred losses on such policies for which the Company’s capacity providers bear the balance sheet risk, as a percentage of the aggregate amount of premiums written on such policies.

As a managing general agent, the Company contracts with 7 distinct insurance programs, and sells flood insurance policies written on the policy paper of, and which are underwritten by, the insurance programs with which the Company contracts. The Company determines the properties to provide coverage for and makes related pricing determinations through the dynamic, risk-adjusted pricing and coverage decisions made by its Triton platform, with no human underwriting. The premium for the policies sold by the Company is remitted to the insurance carriers that provide its insurance programs, less a commission amount paid to the Company on each policy sold, as a percentage of premium paid by the policyholder. As a result, to the extent that the losses incurred from any flood or other catastrophic event on policies sold by the Company are lower than average, the Company’s capacity providers retain a greater percentage of the aggregate premium they have received on such policies, as compared to the amount they are required to pay in claims to the policyholders of such policies.

The Company’s insurance programs are supported by 26 reinsurance providers, who provide additional underwriting capacity for the policies sold pursuant to such insurance programs and mitigate the underwriting risk taken by the insurance carriers. Although the Company does not directly contract with the reinsurance providers who support its insurance programs, the Company engages and cultivates relationships with them. The Company refers to the entire panel of global insurers and reinsurers as its “capacity providers,” who bear all of the balance sheet insurance risk associated with the policies the Company sells. The superior written loss ratios and underwriting results the Company is able to deliver to all its capacity providers on the policies it sells enables the capacity providers to achieve greater profits and incentivizes reinsurance providers to provide underwriting capacity in support of the insurance programs pursuant to which the Company sells policies. As a result, the “written loss ratio” that the Company is able to deliver for its capacity providers on the policies it sells is a key indicator of the success of its underwriting and business model and a key driver of the capacity providers’ interest in working with the Company.

August 8, 2025

Our Geographic Presence, page 11

6.	We note your disclosure on page 8 and 90 that you have a diverse number of capacity providers. We also note your disclosure that capacity providers must have licenses in states where they are proving capacities for the policies you sell. Tell us, with a view towards improved disclosure, if you have a limited number of capacity providers in any state that constitutes a significant portion of your total policy sales.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 8, 101 and 111 of the Amended Draft Registration Statement as requested. The Company further advises the Staff that all of the insurance programs the Company works with are eligible to write policies in all 50 states and Washington DC, limiting any capacity provider concentration risk in any given geography.

Our Growth Strategy, page 12

7.	Please revise your disclosures in this section to better describe, and if possible, quantify the costs expected to be incurred in order for you to expand your customers and product offerings. For instance, we note that you discuss the potential to capture market share not only from existing properties that must carry flood insurance, but also to capture market share for buildings that have not been designated by FEMA as flood prone, but that you believe have heightened flood risk. Discuss the efforts you plan to undertake to increase the awareness of potential insured property owners and their agents of your products and the coverage that you offer.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 10, 14-15, 102 and 107of the Amended Draft Registration Statement as requested.

Corporate Structure, page 15

8.	Please revise this section to include diagrams that show your corporate structure immediately before and immediately after the offering. Include figures that indicate the voting interests and economic interests of each group or entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 19 of the Amended Draft Registration Statement as requested.

Rapid Advancements in AI..., page 24

9.	Please revise this risk factor to include disclosures related to the risks to your business involved in the state and federal regulatory involvement in this space, Also include disclosure of how the current tariff landscape impacts your continued use and development of AI related technologies. In addition, please explain here or elsewhere the differences between the machine learning that underpins Triton, and AI and AGI.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 30 of the Amended Draft Registration Statement to include disclosures related to the risks to its business involved in the state and federal regulatory involvement in this space.

The Company further respectfully advises the Staff that, except to the extent of any applicable impact relating to general economic conditions (e.g., such as any adverse impact on the housing market in the United States), which risks are separately addressed in the Risk Factors discussion in the Amended Draft Registration Statement, the Company does not believe the current tariff landscape is likely to have any impact on its continued use and development of AI-related technologies, due to the nature of the Company’s machine learning models, as described below, and because the Company does not currently purchase goods or materials that are subject to existing or proposed tariffs.

August 8, 2025

The Company further respectfully advises the Staff that it has updated the disclosure on pages v-vii of the Amended Draft Registration Statement to explain the differences between AI and the machine learning that underpins Triton. In particular, as discussed in the revisions to the Amended Draft Registration Statement, the term “AI” refers to the broad discipline concerned with developing systems capable of performing tasks that traditionally require human intelligence (including, but not limited to, natural language understanding, pattern recognition, complex problem-solving, and decision-making) while “machine learning” refers to a subset of AI that concentrates on enabling computers to learn from data and enhance their performance over time without explicit programming for each specific task. Machine learning algorithms employ statistical models and computational techniques to analyze data, discern patterns, and generate predictions or decisions. The principal objective of machine learning is to construct systems that can autonomously improve through experience, thereby facilitating accurate predictions or decisions when presented with new data.

The Company’s Triton and Poseidon platforms constitute “machine learning models” that have been built and maintained exclusively within the Company and that use AI-driven, complex algorithms to analyze data inputs provided by the Company, predominantly using proprietary data derived from the Company’s business operations. As such, the Company’s Triton and Poseidon models are also distinct from, and do not operate on the basis of, the “large language models” that are currently commonly associated with “AI.”

In addition, the Company has added clarifying language on pages v and 30 of the Amended Draft Registration Statement to indicate that “AGI,” which refers to “artificial general intelligence,” or the hypothetical ability of an intelligent computer to understand or learn any intellectual task that a human being can, is a theoretical stage in AI development that has not yet been achieved and, as such, the Company does not believe that any regulatory developments relating to AGI would be likely to have any material impact on the Company’s business or operations in the near term.

Errors in underwriting or data modeling could harm our reputation, competitive position, and financial results, page 25

10.	We note your disclosure that “[t]here is a risk that federal agencies may reduce or eliminate climate-related data collection or public access to such data due to shifting priorities, funding constraints or policy changes which could impact Triton’s ability to further refine its model and analysis on the basis of recently available data from government sources.” Please update this risk factor to include any impacts that you have seen to your AI-driven systems or that you reasonable foresee since these reductions and eliminations have been announced and begun.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, on further review, given that such data has never been included in the information the Company has historically provided to the Triton platform for analysis, the Company does not believe that federal agencies reducing or eliminating climate-related data collection or public access to such data presents a material risk to the Company and, as a result, has deleted this disclosure in the Amended Draft Registration Statement.

August 8, 2025

We utilize AI in a significant manner, which could expose us to liability or adversely affect our business, page 26

11.	We note your discussion in this risk factor regarding the regulatory framework for AI. Please revise your risk factor section to create a separately captioned risk factor that discusses your current and potential risks related to the rapid changes in this space.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 30 of the Amended Draft Registration Statement as requested.

Increased commission requirements from our distribution partners could have an adverse impact on our profits, page 30

12.	We note your reference the potential that you can yield contingent commissions. Revise your disclosure in this section to discuss the extent to which your results in the periods presented in the S-1 include any contingent commissions, either that may be earned or that have been forgone.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 35 of the Amended Draft Registration Statement to delete the noted reference to contingent commissions. While the Company does earn upside only contingent commissions on certain policies it places, such contingent commissions represent an immaterial portion of the Company’s revenues and any increase or elimination of such contingent commissions would not have any material impact on the Company’s operations, financial condition and financial results.

Our business is dependent upon information processing systems. Cybersecurity events, data breaches, cyberattacks..., page 35

13.	Please incorporate into this risk factor disclosures that relate your experiences with these types of events, if any, in your recent operating history.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not experienced any such events in its recent operating history.

Non-GAAP Financial Measures, page 75

14.	We note your disclosure on page 77 unlevered free cash flow with adjustments settled in cash, i.e., net cash used in investing activities and interest expense. Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits excluding charges that require cash settlement from a non-GAAP liquidity measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has deleted reference to unlevered free cash flow in the Amended Draft Registration Statement.

August 8, 2025

Business, page 83

15.	In order for investors to better understand your business, both in the origination of private flood insurance policies. Consider providing a flow chart showing the progress of a policy application from the policy holder, agent, Triton on through the capacity provider and any reinsurance that you may purchase to cede any risks not purchased by the capacity provider. Consider providing alternative presentations for any lines that are materially different.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 12 and 104 of the Amended Draft Registration Statement as requested to provide a flow chart of the Company’s business as a managing general agent as it relates to the Company’s insurance programs, distribution partners and policyholders. As noted in our response to Comment #5 above, the Company does not take any balance sheet risk or claims handling responsibility for the policies it sells. The insurance carriers who underwrite the Company’s insurance programs take on the primary underwriting risk relating to the policies sold by the Company and cede a portion of such risks and the related premiums to reinsurers with whom such insurance carriers contract. This model is consistent across all of the insurance policies sold and excess coverage lines provided by the Company.

16.	In order for investors to better understand how an insured loss is processed through your system after a flood or other insured catastrophe, provide a flow chart showing the flow of a claim from the policy holder through to the capacity provider or reinsurer and the flow of funds back to the policy holder. Discuss any key actions that Neptune makes in this process.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 12 and 104 of the Amended Draft Registration Statement as requested to provide a flow chart of the claims handling responsibility of the insurance carriers who provide the Company’s insurance programs as it relates to the policyholders of the flood insurance policies sold by the Company. As noted in our prior responses, the Company further respectfully advises the Staff that, as a managing general agent, the Company does not have any claims handling responsibility for the policies it sells. Policyholders’ claims are in each case directed to and handled by the insurance carrier providing the insurance program pursuant to which a given policy has been sold to a particular policyholder by the Company and by the insurance program’s third-party claims administrator.

Principal and Selling Shareholders, page 116

17.	We note your disclosure that the selling shareholders will be “entities affiliated” with BSIV Hold 102, LP and James D. Albert. Please identify these entities and indicate who has the voting and investment power of each entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 138 of the Amended Draft Registration Statement to include footnotes to the selling stockholder table identifying the relevant entities and indicating who has the voting and investment power of each entity.

August 8, 2025

Choice or Forum, page 121

18.	You disclose here that your restated certificate of incorporation “will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware)” in certain enumerated legal actions or proceedings, and “that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.” Article XI of your restated certificate of incorporation does not appear to contain these provisions. Please revise your disclosures as necessary for consistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the restated certificate of incorporation previously submitted as Exhibit 3.1 to the Draft Registration Statement reflects the Company’s restated certificate of incorporation as currently in effect, which does not include the exclusive forum provisions referenced by the Staff. The exclusive forum provisions referenced by the Staff are anticipated to be included in the Company’s amended and restated certificate of incorporation (the “Post-IPO Charter”), which will become effective upon the completion of the Company’s initial public offering. The anticipated terms of the Post-IPO Charter, including the exclusive forum provisions, are described on pages 144-145 of the Amended Draft Registration Statement. The Company will file the Post-IPO Charter as an exhibit to a subsequent amendment to the Registration Statement on Form S-1 prior to effectiveness. The Company will also revise its disclosure as necessary to ensure consistency between its disclosure and the terms of the Post-IPO Charter.

Consolidated Statements of Income, page F-4

19.	It appears that you are presenting your expenses by function (e.g., General and administrative) and by nature (e.g., Employee compensation and benefits). Please revise to present your statements of income consistently by function or tell us why no revision is necessary. Refer to Rule 5-03 of Regulation S-X. In addition, tell us how you considered the requirement in Rule 4-08(k) of Reg. S-X to disclose related party transactions on the face of the statement of income.

Response: The Company respectfully acknowledges the Staff’s comment regarding the presentation of its expenses by function and by nature and respectfully advises the Staff that the Company’s employee compensation and benefits expense is deemed a general expense. However, given its materiality (nearly 10% of total operating expenses), the Company chose to separately disclose these expenses. The Company will continue to evaluate the percentage of revenues and expenses associated with its product and services. To the extent the revenues and/or expenses exceed the 10% threshold, as defined in Rule 5-03(b), the Company will separately disclose its revenues and the applicable expenses in future filings with the Commission.

In addition, the Company respectfully acknowledges the Staff’s comment regarding related party transactions and advises the Staff that while Rule 4-08(k) of Regulation S-X does not have a concept of materiality, the Company does not believe that the inclusion of immaterial related party amounts on the face of its consolidated statements of income would enhance the usefulness of the Company’s financial statements and therefore such amounts have been excluded, consistent with Rule 4-02 of Regulation S-X.

August 8, 2025

20.	Please revise to present the amount of income available to common stockholders on the face of your statement of income as it appears materially different from your reported net income. Refer to ASC 220-10-S99-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the statement of income to present the amount of income available to common stockholders on page F-20 of the Amended Draft Registration Statement as requested.

Consolidated Statements of Cash Flows, page F-6

21.	We note your disclosure on page F-8 that insurance company payables together with premium deposits are considered fiduciary liabilities. We also note on page F-14 that premium deposits represent policyholder payments received in advance of commencement of the performance obligation and are recorded as contract liabilities. Please address the following:

o	Given that the premium deposits appear to represent ASC 606 contract liabilities for payments received in advance of performance obligations, please explain how you considered the nature of the premium deposits to be fiduciary liabilities rather than deferred revenue.

o	In this same regard, tell us how you determined to present the changes in premium deposits as cash flows from financing activities instead of operating activities. Refer to ASC 230-10-45-14 to 45-17.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following clarification regarding the treatment of advance payments received from policyholders. The amount the Company receives in advance of the performance obligation is paid to the Company from the policyholder, not the insurance carriers. The insurance carrier is the Company’s customer and the payment for the Company’s performance obligation will not be due from the insurance carrier until the policy “effective date” when the Company’s performance obligation is met. Prior to the effective date, the Company presents the entire amount received from the policyholder as a deposit from the policyholder and fiduciary liability in nature. The Company believes this treatment best reflects the legal and economic substance of the payment. Until the policy effective date, the policyholder may cancel at any time and is entitled by law to a full refund of all advance payments. Because the Company holds these funds subject to return on demand from someone other than their customer, they do not represent consideration for any performance obligation until the Company’s selecting, pricing and placing services are complete.

Because all advance payments remain refundable until the effective date of the policy representing, them as fiduciary liabilities gives investors a clearer view of the Company’s actual obligations. The portion that becomes the Company’s revenue at the effective date of the policy is then recognized in full as that is the point in time control transfers, consistent with ASC 606.

For the cash flow statement, the Company has considered the Staff’s comment. The Company respectfully submits the following clarifications for why the Company represents the prepaid amount as a cash flow from financing activities:

Per ASC 230-10-45-14, financing cash flows are those that result in changes in the size and composition of the contributed equity and borrowings of the entity. The advance payments received from policyholders function economically as temporary borrowings from the policyholders until the effective date or cancellation of the policy. If the policy becomes effective, the amount that is then due to the Company from the insurance carrier is treated as an operating cash inflow and a financing cash outflow as the net settlement of that amount with the insurance carrier is done for convenience. When the net amount is later paid by the Company to the insurance carrier, that amount is treated as a financing outflow in its entirety.

August 8, 2025

Note 1. Nature of Business and Basis of Presentation, page F-7

22.	We note your disclosures of the corporate reorganization in April 2025 here and on page 15. Please revise to disclose how you accounted for or will account for the reorganization. To the extent material, please also disclose how you addressed the Amended and Restated 2019 Stock Plan and Neptune Flood’s obligations under the Pre-IPO Stockholders Agreement that are assumed and restated by Neptune Holdings in connection with the corporate reorganization. Refer to ASC 855-10-50-2(b).

Response: The Company respectfully acknowledges the Staff’s comment and provides the following response regarding the corporate reorganization completed in April 2025 and the related accounting and disclosure considerations.

Accounting for the Corporate Reorganization:

As a result of the reorganization, each stockholder of Neptune Flood became a stockholder of Neptune Holdings, holding the same proportional ownership and voting power as of immediately prior to the reorganization, and Neptune Flood became a direct, wholly-owned subsidiary of Neptune Holdings. The reorganization was accounted for as a combination of entities under common control in accordance with subsections of Accounting Standards Codification (“ASC”) 805-50, Business Combinations (“ASC 805-50”). Consequently, Neptune Flood was contributed to Neptune Holdings and the reorganization was recorded at historical carrying amounts and the Company’s financial position, results of operations and cash flows prior to the reorganization have been adjusted to reflect the retrospective combination of the entities for all periods presented. The disclosures on pages 18, F-6 and F-23 of the Amended Draft Registration Statement have been revised to further describe the accounting treatment for the reorganization.

Disclosures Related to the Amended and Restated 2019 Stock Plan and the Pre-IPO Stockholders Agreement:

In connection with the reorganization, Neptune Holdings assumed the Amended and Restated 2019 Stock Plan and the Pre-IPO Stockholders Agreement. The assumption of these agreements did not result in any changes to the terms, conditions, or fair value of the underlying equity awards or shares. The Company has revised its disclosures to further clarify the accounting treatment for the assumption of the Amended and Restated 2019 Stock Plan and the Pre-IPO Stockholders Agreement.

The Company respectfully advises the Staff that it has updated the disclosures in the Prospectus Summary, on pages 18, 134 and Note 1 to its unaudited interim and annual financial statements, respectively, on pages F-6 and F-23, in the Amended Draft Registration Statement.

Fee Income, page F-13

23.	Please revise to clarify the nature of the service(s) you promise to provide to the policyholder and your performance obligation(s) under your contract with the policyholder. Refer to ASC 606-10-50-12(c).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages F-29-30 of the Amended Draft Registration Statement as requested.

24.	Please tell us whether the policyholder needs to pay you any fees when the insurance policy is renewed and if applicable, how you considered ASC 606-10-55-41 to 55-45 for any material rights such as renewal options provided to the policyholder.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that at each annual renewal, the policyholder is re-assessed a fixed, non-refundable policy fee that the Company is entitled to retain. Management concluded that the renewal option does not constitute a material right under ASC 606-10-55-42. Each renewal placement is therefore accounted for as a new, separate contract, and fee revenue is recognized in full on the policy’s effective date. Additionally, in response to Comment 23 above, the Company respectfully advises the Staff that it has clarified its renewals in its revised disclosure on pages F-29-30 of the Amended Draft Registration Statement.

August 8, 2025

Note 5. Debt, page F-15

25.	We note your disclosure that in May 2023, you amended and restated your 2021 Credit Agreement and applied modification accounting, while you also recognized a loss on extinguishment of debt in earnings. Please explain to us and revise to disclose how you accounted for this amendment in consideration of ASC 470-50-40. As part of your response, please explain to us why you capitalized $2,657 thousands of deferred financing fees.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amended and restated 2021 Credit Agreement (the “Amended and Restated Credit Agreement”) was assessed for modification or extinguishment treatment on a lender-by-lender basis consistent with the requirements in ASC 470-50-40. One existing lender did not continue in the Amended and Restated Credit Agreement and the proportional unamortized fees related to that lender’s balance were expensed as a loss on extinguishment. The remaining lenders continued in the Amended and Restated Credit Agreement. The loan balances held by the continuing lenders after the amendment were not substantially different than the balances prior to the amendment; accordingly, modification accounting was applied and the lender fees related to those continuing lenders were capitalized as deferred financing fees while third-party fees related to those continuing lenders were expensed. Additionally, there were new lenders that became parties to the Amended and Restated Credit Agreement. All fees related to those new lenders were capitalized as deferred financing fees. Additionally, the Company respectfully advises the Staff that it has clarified the accounting for this amendment on page F-32 of the Amended Draft Registration Statement as requested.

26.	Please tell us why you recorded $3,285 thousand third party fees as interest expense in 2023. Refer to ASC 470-50-40-18 or cite the guidance considered in your accounting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amended and Restated Credit Agreement was accounted for as a modification for the continuing lenders. Therefore, under ASC 470-50-40-18(b), all third-party costs related to the continuing lenders should be expensed as incurred. The Company further acknowledges that U.S. GAAP does not explicitly prescribe the classification within the statement of income for such costs. Accordingly, the Company’s policy is to present these costs within interest expense. Management has disclosed the amount of these fees and their presentation within the statements of income in the notes to the annual financial statements. Management believes that this presentation provides transparent and relevant information to the users of the financial statements.

Note 7. Share-Based Compensation Plan, page F-19

27.	Please revise to disclose the maximum contractual term(s) of your stock options. Refer to ASC 718-10-50-2(a)(2).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the disclosure on page F-36 of the Amended Draft Registration Statement as requested.

28.	You disclose on page F-20 that your Performance-Based Options contain service, performance and market conditions. Please revise to disclose the pertinent market conditions. Refer to ASC 718-10-50-1(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the disclosure on page F-36 of the Amended Draft Registration Statement as requested.

August 8, 2025

Note 12. Earnings Per Share, page F-23

29.	We note your disclosure here and on page F-11 that the remaining undistributed earnings after reduction by the amount of accretion adjustment to the Redeemable Preferred Stock in the current period is allocated on a pro rata basis to the holders of common stock and Redeemable Preferred Stock. We also note on page F-18 that the cumulative undeclared dividends of your Redeemable Preferred Stock totaled $19,567 thousands as of December 31, 2024. Please tell us how you considered such dividends in determining the undistributed earnings used for allocation for 2024. Refer to ASC 260-10-45-60B(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a clarifying footnote regarding the accretion adjustment to the table on pages F-16 and F-40 of the Amended Draft Registration Statement. Additionally, the Company respectfully submits the following clarification regarding its calculation of undistributed earnings for purposes of earnings per share (EPS) for the year ended December 31, 2024.

In accordance with ASC 260-10-45-60B(a), under the two-class method for EPS, net income available to holders of common stock shall be reduced by the amount of cumulative undeclared dividends associated with the Redeemable Preferred Stock in the current period. The remaining undistributed earnings are then allocated on a pro rata basis to the holders of common stock and Redeemable Preferred Stock to the extent that each class may share income for the period. The Company’s Redeemable Preferred Stock is considered a participating security, as it is entitled to receive dividends that are cumulative and participate in earnings with common stockholders on an as-converted basis.

As described within the Company’s financial statements and in accordance with ASC 480-10-S99-3A, the Company has elected to accrete the changes in the redemption value of the Redeemable Preferred Stock over the period from the original issue date until the earliest probable redemption date using the interest method. As stated in paragraph 20 of ASC 480-10-S99-3A, increases or decreases in the carrying amount of a redeemable preferred stock instrument should be treated in the same manner as dividends on nonredeemable stock and increases or decreases in the carrying amount should reduce or increase income available to common stockholders in the calculation of earnings per share. Therefore, the Company has reflected changes in the carrying value of the Redeemable Preferred Stock as adjustments to the net income available to holders of common stock in the EPS calculation.

The Company’s accretion adjustment on the Redeemable Preferred Stock is calculated using an effective yield rate, considering the cumulative dividends and the discount from the Redeemable Preferred Stock issuance costs. The Company notes that the $19,567 thousands of cumulative undeclared dividends as presented on pages F-13 and F-34 of the Amended Draft Registration Statement is reflective of $12,097 thousands of dividends during the year ended December 31, 2024, and $7,470 thousands of dividends during the year ended December 31, 2023. The Company discloses the issuance costs of $10,921 thousands associated with the Redeemable Preferred Stock on pages F-13 and F-34 of the Amended Draft Registration Statement. The accretion adjustment for the year ended December 31, 2024, of $13,274 thousands includes the accretion for the cumulative undeclared dividends during 2024 ($12,097 thousands) and the issuance cost discount during 2024 ($1,177 thousands). Accordingly, the accretion adjustment of $13,274 thousand was recognized as a reduction from the net income available to holders of common stock for the year ended December 31, 2024, consistent with the guidance in ASC 260 and ASC 480.

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August 8, 2025

Please do not hesitate to contact Mark Mushkin of Orrick, Herrington & Sutcliffe LLP at (212) 506-3507 with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc:	Trevor Burgess, Neptune Insurance Holdings Inc.

Jim Steiner, Neptune Insurance Holdings Inc.

Matt Duffy, Neptune Insurance Holdings Inc.